[Letterhead of Eversheds Sutherland (US) LLP]

July 1, 2021

VIA EDGAR

David L. Orlic, Senior Counsel

Jeff Long, Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Saratoga Investment Corp.

Registration Statement on Form N-2 (File No. 333-256366)

Dear Mr. Orlic and Mr. Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the legal and accounting comments received during a telephone call on June 22, 2021 with the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-256366) (the “Registration Statement”), which was filed with the SEC on May 21, 2021.

The Staff’s legal and accounting comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement.

Legal Comments

1.	Comment: During the last fiscal year, the Company’s filer status changed from “accelerated filer” to “non-accelerated filer.” On a supplemental basis, please provide the Staff with the calculations and measurement dates that the Company used to determine that it was no longer an accelerated filer.

Response: The Company respectfully advises the Staff on a supplemental basis that, as provided in the SEC’s final rule “Accelerated Filer and Large Accelerated Filer Definitions” adopted on March 12, 2020 (the “Final Rule”), business development companies (“BDCs”) are excluded from the accelerated and large accelerated filer definitions if the BDC (i) as of its most recently completed second fiscal quarter has a public float of $75 million or more, but less than $700 million, and (ii) as of its most recently completed fiscal year end has an investment income of less than $100 million, for which a BDC’s revenue serves as the investment income, as defined in Rule 6-07.1 of Regulation S-X. The Company confirms to the Staff that it had a public float of $154,772,873.76 as of August 31, 2020, the Company’s most recently completed second fiscal quarter, and investment income (i.e., the Company’s revenue) of $57,650,256 as of February 28, 2021, the Company’s most recently completed fiscal year end. Therefore, the Company was excluded from the definition of accelerated filer and large accelerated filer under the Final Rule, and as a result, changed its filer status to “non-accelerated”.

2.	Comment: In the Fees and Expenses table on page 8 of the Registration Statement, please round each figure to the nearest hundredth instead of the nearest tenth.

Response: The Company has revised page 8 of the Amended Registration Statement to reflect the Staff’s comment.

3.	Comment: Please update the Incorporation of Certain Information by Reference section on page 77 of the Registration Statement to include Current Reports on Form 8-K that were filed after the Company’s most recent fiscal year end.

Response: The Company has revised page 77 of the Amended Registration Statement to reflect the Staff’s comment.

4.	Prior to the effectiveness of the Registration Statement, please provide the Staff with a draft of the legal opinion.

Response: The Company confirms to the Staff that it has provided the Staff with a draft of the legal opinion prior to the effectiveness of the Registration Statement.

Accounting Comments

5.	Comment: With respect to the “Example” table on page 10 of the Registration Statement, please consider including two examples, one reflecting an incentive fee on capital gains, and the other excluding such incentive fee on capital gains.

Response: The Company has revised page 10 of the Amended Registration Statement to reflect the Staff's comment.

6.	Comment: With respect to the “Realized loss on extinguishment of debt” line item under the “Consolidated Statements of Operations Data:” sub-section of the Selected Financial and Other Data section on page 12 of the Registration Statement, please advise the Staff of whether the reclassification impacted the incentive fee for the past two fiscal years, and why the loss moved out of the expense section.

Response: The Company respectfully advises the Staff on a supplemental basis that such reclassification had no impact on the incentive fee calculation, as realized loss on extinguishment of borrowings is excluded from the incentive fee calculations. This reclassification was done to consistently present this realized loss on extinguishment of borrowings with other realized and unrealized losses in the Consolidated Statements of Operations, separate from operating expenses.

7.	Comment: On pages 24 and 29 of the Registration Statement, please hyperlink the references to the Company’s most recent Annual Report on Form 10-K.

Response: The Company has revised the Amended Registration Statement to reflect the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Christian L. Oberbeck, Chief Executive Officer, Saratoga Investment Corp.

Henri J. Steenkamp, Chief Financial Officer, Saratoga Investment Corp.

Steven B. Boehm, Eversheds Sutherland (US) LLP